Filed by Catawba Valley Bancshares, Inc.

                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company:  First Gaston Bank of North
                                                   Carolina
                                FDIC Certificate No. 34041-3

                                Date:  May 31, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to, (1) statements about the benefits of the combination of Catawba Valley Bancshares, Inc., its wholly-owned subsidiary, Catawba Valley Bank, and First Gaston Bank of North Carolina, including future financial and operating results, cost savings, and enhanced revenues, (2) statements with respect to Catawba Valley Bancshares, Inc.'s and First Gaston Bank of North Carolina's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects", and similar expressions. These statements are based upon the current beliefs and expectations of Catawba Valley Bancshares, Inc.'s and First Gaston Bank of North Carolina's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (2) revenues following the combination may be lower than expected; (3) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (4) the failure of Catawba Valley Bancshares, Inc.'s and First Gaston Bank of North Carolina's stockholders to approve the combination; (5) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (6) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (7) changes in the U.S. legal and regulatory framework; and (8) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company. Additional factors that could cause Catawba Valley Bancshares, Inc.'s and First Gaston Bank of North Carolina's results to differ materially from those described in the forward-looking statements can be found in Catawba Valley Bancshares, Inc.'s and First Gaston Bank of North Carolina's reports (such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov) or filed with the Federal Deposit Insurance Corporation. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to Catawba Valley Bancshares, Inc.'s and First Gaston Bank of North Carolina's stockholders for their consideration, and Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC and FDIC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus, as will as other filings containing information about Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to R. Steve Aaron, President and CEO, Catawba Valley Bancshares, Inc., Post Office Box 2328, Hickory, North Carolina 28603-2328 (828-431-2300), or to
W. Alex Hall, President and CEO, First Gaston Bank of North Carolina, Post Office Box 1478, Gastonia, North Carolina 28053-1478 (704-865-4202).

         Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Catawba Valley Bancshares, Inc. and First Gaston Bank of North Carolina in connection with the combination. Information about the directors and executive officers of Catawba Valley Bancshares, Inc. and their ownership of Catawba Valley Bancshares, Inc. common stock is set forth in the proxy statement, dated March 9, 2001, for Catawba Valley Bancshares, Inc.'s 2001 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of First Gaston Bank of North Carolina and their ownership of First Gaston Bank of North Carolina common stock is set forth in the proxy statement, dated April 3, 2001, for the First Gaston Bank of North Carolina's 2001 annual meeting of stockholders, as filed with the FDIC. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

         THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY CATAWBA VALLEY BANCSHARES, INC. AND FIRST GASTON BANK OF NORTH CAROLINA ON MAY 31, 2001

                 [Catawba Valley Bank letter head appears here]



                                  PRESS RELEASE


For Immediate Release
---------------------
For Further Information Contact:

R. Steve Aaron, President
Catawba Valley Bancshares, Inc.
(828) 431-2300

W. Alex Hall, President
First Gaston Bank of North Carolina
(704) 865-8302

               CATAWBA VALLEY BANK AND FIRST GASTON BANK ANNOUNCE
                                MERGER OF EQUALS


The Boards of Directors of Catawba Valley Bank, Hickory, North Carolina (OTC Bulletin Board CTVB) and First Gaston Bank of North Carolina, Gastonia, North Carolina (OTC Bulletin Board FGBN) announced today a "merger of equals" reorganization into a holding company. The new organization will use the existing holding company of Catawba Valley Bank, Catawba Valley Bancshares, Inc. In the transaction, the holding company will be renamed to reflect the broader geographic reach of both banks. Until that time First Gaston Bank and Catawba Valley Bank will be wholley-owned subsidiaries of Catawba Valley Bancshares, Inc. Shareholders of First Gaston Bank will exchange their shares of common stock for shares of the common stock of Catawba Valley Bancshares on the basis of .8934 shares of Catawba Valley for each share of First Gaston. This exchange is based on the book value of each bank as of December 31, 2001. The Board of Directors of the holding company will have an equal number of representatives from both Catawba Valley Bank and First Gaston Bank. R. Steve Aaron, President of Catawba Valley Bank will serve as President of the holding company and W. Alex Hall, President of First Gaston Bank will serve as Executive Vice President of the holding company. As of March 31, 2001, the combined holding company's total assets would have been $294.3 million, total deposits of $239.2 million and shareholders' equity of $29.9 million. Both Catawba Valley Bank and First Gaston Bank will continue to operate in their respective market areas under their current boards of directors, management and name. The transaction is subject to a definitive agreement, approval by the shareholders of both organizations and federal and state regulatory approval. It is expected to be effective by December 31, 2001.

R. Steve Aaron, President of Catawba Valley Bank and W. Alex Hall, President of First Gaston Bank issued the following joint statement: "We are excited about putting two high performing community banks together in one organization. We expect to recognize certain efficiencies as we combine our back room operations and consolidate some management functions. All of our branch operations will remain in tact and no change will be experienced from a customer service perspective. We are two community banks that are looking into the future and seeing that a combination of forces is in the best interests of our shareholders, customers and communities served. We believe that together we can take better advantage of the capital markets to help fund our continued growth and profitability. The recently enacted Financial Modernization Act as well as the continued consolidation of financial services under one umbrella company caused each of us to look into the future with a more critical eye. We believe consolidation of this type is best whereby we retain our local image and high level of customer service while effecting economies in areas that do not detract from customer service. We each remain committed to our local communities and believe that combining forces will provide for a stronger overall organization that can better serve those communities while opening up new markets and new products and services for our customers."


***END***

THE FOLLOWING IS THE LETTER OF INTENT SIGNED ON MAY 31, 2001.

                                  May 31, 2001


R. Steve Aaron
President and CEO
Catawba Valley Bank
Catawba Valley Bancshares, Inc.
Post Office Box 2328
Hickory, North Carolina  28603-2328

W. Alex Hall
President and CEO
First Gaston Bank of North Carolina
Post Office Box 1478
Gastonia, North Carolina  28053-1478


This Letter of Intent, when countersigned by each of the Presidents named above, will confirm our tentative agreement as set forth below. This Letter of Intent supersedes all previous written and oral proposals made by either of us to each other.

Structure of the proposed transaction

Catawba Valley Bancshares, Inc. ("CVB"), the parent company of Catawba Valley Bank ("Catawba"), will be the resulting bank holding company from the proposed transaction. In the transaction, the shareholders of CVB will approve a name change to a name more generically recognized and mutually agreed to by the undersigned. First Gaston Bank of North Carolina ("First Gaston") will, together with Catawba, become wholly-owned subsidiaries of CVB.

To effect the reorganization as described above, the shareholders of First Gaston will exchange their shares of common stock for shares of common stock of CVB. Shareholders of CVB will retain their issued and outstanding shares. The exchange ratio of the shares of First Gaston for shares of the common stock of CVB will be .8934 shares of CVB common stock for each share of First Gaston common stock.

Directors

The Board of Directors of CVB will consist of four (4) representatives from each of CVB and First Gaston which will include Messrs. Aaron and Hall. The existing Boards of Directors of CVB and First Gaston will remain unchanged. The names of Catawba and First Gaston will remain unchanged.

Officers

The officers of CVB will consist of the following:

     President                          Steve Aaron

     Executive Vice President           Alex Hall

     Chief Financial Officer            Susan Mikels

     Corporate Secretary                G. Marvin Lowder

     Assistant Secretary                One or more to be appointed in Gastonia
                                        and Hickory, NC


Messrs. Aaron and Hall will remain as President respectively, of Catawba and First Gaston. All other officer positions within each of the subsidiary banks will be determined by the respective boards of directors of each bank.

DEFINITIVE AGREEMENT

We mutually agree to proceed in good faith toward negotiation and execution of a definitive agreement (the "Agreement") which shall provide for the reorganization as described above and contain representations, covenants and conditions as are typical for transactions of this type. Such Agreement must be finalized and executed by the parties hereto by the close of business on June 29, 2001 or the proposal as set forth herein shall expire. Conditions to the closing of the reoganization, to be more fully set forth in the Agreement, will include, without limitation, the following:

1. Requisite approval of the reorganization by the Boards of Directors and shareholders of each of CVB, Catawba and First Gaston;

2. Approval of such federal, state and other regulatory agencies and authorities as necessary or advisable to effect the reorganization;

3. Receipt of an opinion of a tax advisor mutually acceptable to the parties hereto, in form and substance that is satisfactory to each of the parties hereto, that the reorganization constitutes a tax free reorganization pursuant to the appropriate provisions of the Internal Revenue Code;

4. The accuracy of various representations and warranties and the performance of covenants of each of the parties hereto as set forth in the Agreement;

5. The receipt by each of the parties hereto of an opinion from its financial advisor that the reorganization is fair, from a financial point of view, to its shareholders;

6. The effectiveness of a registration statement filed with the Securities and Exchange Commission for the shares of CVB to be exchanged for the shares of common stock of First Gaston; and

7. The exercise of dissenters rights pursuant to Article 13 of Chapter 55 of the North Carolina General Statutes by the holders of no more than 10% of the shares of common stock of either CVB or First Gaston.

DUE DILIGENCE

This Letter of Intent is, and the Agreement will be, subject to a satisfactory due diligence by the parties hereto of their respective books, records, business and affairs of the other party hereto. To that end, both parties shall provide to the other and their employees, accountants, counsel or other representatives, access to all of their books, records, files and other information (whether maintained electronically or otherwise), to all of their business properties and facilities, as well as to all of their employees, accountants, counsel and consultants as is necessary and appropriate for proper due diligence investigation. Both of the parties hereto mutually agree to maintain the confidentiality of information received from the other in such due diligence investigation and shall not use any such information except in furtherance of the proposed reorganization. If either of the parties hereto notifies the other party in writing that it does not wish to continue with discussions leading to the reorganization, the other party shall promptly return or destroy all documents, copies and work papers containing confidential information received from the other party.

NO SOLICITATION

Until the earlier of (i) the execution of the Agreement; (ii) written notice from the other that it does not intend to continue discussions outlined herein; or (iii) June 29, 2001, the parties hereto shall deal exclusively with each other in connection with any merger or sale and neither party hereto nor any of their officers, employees, agents or representatives will, directly or indirectly, without the prior written consent of each of the other, solicit, encourage or initiate any offer or proposal from, or engage in any discussion or negotiation with, or provide any information to, any party or entity other than the other party hereto and their representatives, regarding the sale or merger of their institution. If any party hereto receives any unsolicited proposal with respect to the foregoing, he will immediately communicate to the other party hereto the terms of such proposal.

PUBLIC ANNOUNCEMENT

Each of the parties hereto agrees that it will not issue any press release or otherwise disclose the fact that negotiations are taking place between the parties hereto without approval of the other party hereto unless, in the good faith opinion of securities counsel for the disclosing party, such disclosure is required by law.

Except for the confidentiality provisions stated above, the nonsolicitation provisions stated above, and the provisions relating to public announcements, this Letter of Intent represents only our current good faith intention to negotiate and enter into the Agreement pursuant to the terms discussed herein and is not intended to be a binding agreement between either of the parties hereto.


CATAWBA VALLEY BANCSHARES, INC.


By:      /s/ R. Steve Aaron
         ------------------
         R. Steve Aaron, President and CEO



CATAWBA VALLEY BANK


By:      /s/ R. Steve Aaron
         ------------------
         R. Steve Aaron, President and CEO



FIRST GASTON BANK OF NORTH CAROLINA


By:      /s/ W. Alex Hall
         ----------------
         W. Alex Hall, President and CEO